HANESBRANDS INC.

1000 East Hanes Mill Road

Winston-Salem, North Carolina 27105

August 11, 2006

VIA FACSIMILE AND EDGAR

Securities and Exchange Commission

100 F Street, N.E.

Washington, D.C. 20549

Attention: Matthew J. Benson

Re:	HANESBRANDS INC. (the “Company”)

Registration Statement on Form 10 (SEC File No. 001-32891)

Ladies and Gentlemen:

The Company hereby requests acceleration of the effective date of its Registration Statement on Form 10 (SEC File No. 001-32891), as amended, to 3:00 p.m., Eastern time, on August 11, 2006 or as soon thereafter as possible. In accordance with Rule 12d1-2 promulgated under the Securities Exchange Act of 1934, as amended (the “Act”), the reasons for the request are as follows: on Monday, August 7, 2006, the board of directors of Sara Lee Corporation took several actions in connection with the spin off of the Company from Sara Lee, including establishing the dividend ratio for the spin off, and setting a record date of August 18, 2006 and a distribution date of September 5, 2006. The timing of the record date and distribution date is due in no small part to the significant credit facility and financing that the Company expects to incur in connection with the spin off. Further, due to the size of Sara Lee’s stockholder base, we expect that the process of printing and mailing the information statement will take several days, which will require that Sara Lee start the process immediately, and in any event, as soon as possible. In order to achieve the Company’s business objectives, therefore it is critical that the Form 10 be declared effective as requested herein. We greatly appreciate the Staff’s efforts to accommodate the Company’s timeline. The Company hereby confirms that it is aware of its obligations under the Act. In addition, the Company acknowledges that:

•	should the Securities and Exchange Commission (the “Commission”) or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;

•	the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the Company from its full responsibility for the adequacy and accuracy of the disclosure in the filing;

•	the Company may not assert the declaration of effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States;

•	the Company is responsible for the adequacy and accuracy of the disclosure in the filing; and

•	staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and we may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Please call Keith S. Crow of Kirkland & Ellis LLP at (312) 861-2181 as soon as the Registration Statement has been declared effective.

Very truly yours,

HANESBRANDS INC.

By:	/s/ Catherine A. Meeker
Name:	Catherine A. Meeker
Its:	Secretary